

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Ophir Sternberg
Chief Executive Officer
Opes Acquisition Corp.
4218 NE 2nd Avenue
Miami, FL 33137

> **Re: Opes Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2020**
> **File No. 001-38417**

Dear Mr. Sternberg:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services